

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2014

Via E-mail
Steven J. Anenen
Chief Executive Officer
Dealer Services Holdings LLC
1950 Hassell Road
Hoffman Estates, IL 60169

> **Re:** **Dealer Services Holdings LLC**
> **Form 10**
> **File No. 001-36486**
> **Filed June 10, 2014**

Dear Mr. Anenen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10

Exhibit 99.1: Preliminary Information Statement

General

1.   As you know, your registration statement on Form 10 will be effective automatically 30 days after the Commission receives a certification that your common stock has been approved by an exchange for listing and registration, unless you request acceleration for an earlier effective date or withdraw your filing. See Section 12(d) of the Securities Exchange Act of 1934. Please advise us when you intend to complete the missing portions of your information statement and file your pending exhibits. Further, please advise us of the timing of your distribution.

2.   On pages 37, 127, 140, and 144, you qualify your disclosure or statements in their
        entirety or in all respects by references to other documents. Please remove these
        disclaimers and provide a materially complete discussion or description of these
        documents, as appropriate.

Industry and Market Data, page i.

3.   Please provide us supplemental copies of the reports or other source documentation that
        you cite in your summary and business section from which market or other data is
        extracted. To expedite our review, please clearly mark each source to highlight the
        applicable portion of the section containing the statistic, and cross-reference it to the
        appropriate location in your information statement.

Summary

Our Company, page 1

4.   On page 1 of your summary and in your letter to stockholders, management's discussion
        and analysis and business section, you disclose you are "the largest global provider of
        integrated information technology and digital marketing/advertising solutions to the
        automotive retail industry." Please revise to clarify by what measure you claim you are
        the "largest," such as revenues or market share. Please also supplementally provide us
        the basis for your belief, such as third-party reports.

5.   Please revise to clarify what you mean by your comprehensive suite of integrated
        solutions is "unmatched" by any single competitor. For example, it is not clear whether
        you are referring to having a larger market share than your competitors, whether you
        offer a unique combination of marketing and automotive retail applications, or whether
        no competitors offer similar marketing or automotive retail applications that you provide
        to your customers.

6.   You reference your "40 years of experience" on pages 3, 54 and 73, however, the
        registrant did not exist prior to May 2014. Please clarify that such prior experience
        relates to operations conducted by ADP.

Questions and Answers About the Distribution, page 9

7.   Please revise the first and/or second question and answer on page 11 to address why ADP
        is requiring Dealer Services to pay a dividend and fund it through debt financing
        arrangements.

8.   Please add a question and answer to discuss the timing as to why ADP is spinning off Dealer Services now.

9.   Please add a question and answer to discuss the conflicts of interests between ADP management and Dealer Services in structuring the spin-off and related transactions such as the dividend distribution. For example, you should consider inquiries that address whether there is any independent oversight of the structure of the spin-off beyond ADP management, such as an independent committee or fairness opinion.

Distribution, page 38

10.   Please revise to clarify how the board will determine the size of the dividend distribution to be paid to ADP.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 54

11.   On pages 55 and 56, you discuss factors affecting the comparability of your financial results, such as your separation from ADP and need for financing.   Beyond these factors, please revise to include in your overview a discussion of the material events, trends, and uncertainties you face in your industry. You should provide a discussion of how these additional expenditures, if material, will affect your results of operation and liquidity. See Section III.B. of SEC Release No. 33-8350 for more guidance. For example, please consider providing a description of the costs needed to expand your business internationally or need to invest in research and development for new solutions.

12.   Please revise to include a qualitative and quantitative discussion of the key metrics that management uses to evaluate your business. For example, consider renewal rates for your automotive retail information technology solutions or the value of advertising placed through your digital marketing platform. We note on pages 62 and 63, you reference improved revenue retention and transaction volume as reasons why your revenue increased in the relevant periods, but do not provide any quantitative information to support these disclosures beyond revenue growth.

Liquidity and Capital Resources, page 63

13.   Your disclosures appear to be a recitation of the changes and other information evident from your financial statements. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. As an example, please consider revising to disclose the day's sales outstanding at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Release No. 33-8350.

Quantitative and Qualitative Disclosures about Market Risk, page 67

14.   Tell us why you have not provided any quantitative analysis pursuant to Item 305 of Regulation S-K. You refer to the use of derivatives to manage your risk, however, the financial statements and disclosures do not provide any disclosure related to derivatives. In addition, clarify why you discuss warranties that relate to the performance of your service offerings within this item. Indicate whether your warranties are subject to market risk. Further, describe the nature of the collateral arrangements referred to in this disclosure.

Critical Accounting Policies

Revenue Recognition, page 69

15.   You disclose in your revenue recognition policy that you offer various hardware elements in connection with your sales of DMS and integrated solutions. Please tell us what consideration was given to the application of the provisions of ASC 985-605-15-3 to determine whether your software element is essential to the functionality of your hardware. In this regard, please explain whether the hardware has substantive functionality without the software such that a customer could reasonably be expected to purchase the hardware without the software. Additionally, explain whether the hardware is commonly sold without the software or sold as a package solution. Further, address whether the hardware is available through other vendors and compatible with other vendor's software. Lastly, if the hardware is delivered prior to the delivery or installation of the software, please tell us whether the payment for the hardware is contingent on delivery or successful installation of the software deliverable.

16.   We also note that you disclose that revenues are generated from fees attributed to hardware rentals. Please tell us will consideration was given to the applicability of the lease guidance, ASC 840, to your arrangements that include hardware rentals.

17.   Your disclosure indicates that your hosting arrangements provide for hardware, installation, and support and maintenance. Please explain how you identify the separate units of accounting in these arrangements. We refer you to ASC 605-25-25-5. In this regard, tell us in further detail how you are accounting for these arrangements, whether you consider the elements within these arrangements to be separate units of accounting, whether you have any obligations to refund any fees under any circumstances, and how you account for such refunds. Please also tell us how the revenues for each of the elements are recognized. If the revenues for all the elements are recognized ratably, then explain to us how you determined this method of recognition was appropriate and provide the guidance used to support your conclusion.

18. Disclose how you are allocating the arrangement fee to each element or deliverable identified in an arrangement. Further, describe how you account for arrangement(s) with a customer that contains software-related and non-software related elements, if any. We refer you to ASC 985-605-15-4A.

19. We note that you earn revenue from transactional services. Please clarify whether you are presenting the fee or commission as revenue in connection with providing auto retailers interfaces with third parties instead of the gross transactional cost paid to the third parties for such services. Also, disclose how you separate this arrangement from other solutions provided to your customers (i.e., stand-alone value). Describe your basis for separately accounting for the revenue earned from this service.

Goodwill, page 70

20. Please disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test. Alternatively, disclose that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk.

Description of Certain Indebtedness, page 72

21. Please revise to describe the material terms of the prospective financing arrangements when available, including any material conditions, financial covenants, or restrictions. Further, please file the credit agreements as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Business, page 73

Our Market Opportunity

Automotive Retail Information Technology, page 75

22. On page 75, you disclose your estimate that the "automotive retail information technology spend from retailers and OEMs in the countries [you] serve to be approximately $14 billion in 2013 and will reach approximately $16.4 billion by 2017, representing a CAGR of approximately 4%." Please revise to provide the basis for these estimates.

Automotive Retail Solutions, page 81

23. Please revise to clarify your relationship with OEMs and whether you generate any significant Automotive Retail information technology from them. On pages 21 and 81 you reference DMS integration and setting OEM technical standards, but it is unclear whether you sell any of your solutions on pages 82 through 84 to OEMs directly, or

merely coordinate with OEMs to sell solutions to their associated dealers. Further, it is unclear whether a retailer or retailer group may purchase your solutions without approval or agreements with their associated OEM.

24.   We note that you offer a large number of software-based solutions for your automotive retail customers. Please revise to clarify whether any individual solution generates a material amount of revenue. Further, please clarify whether each solution may be used separately from one another, or whether a particular solution, such as your dealer management system, must be implemented first before others may be added.

Digital Marketing Solutions, page 84

25.   Please revise to clarify the amount of revenue that you generate in your various Digital Marketing Solutions product offerings. Also, please clarify how you generate revenue in each product line, such as commissions, monthly subscription fees, separately negotiated engagement, etc.

26.   Please revise to clarify how much of your Digital Marketing Solutions revenue is related to OEMs versus automotive retailers.

27.   You disclose on page 84 that General Motors is your most significant OEM client. Please advise us whether you have any agreements with General Motors for which you are substantially dependent. If yes, please file any material agreements as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Sales and Marketing, page 86

28.   You reference a direct sales force for your automotive retail information technology business. Please clarify whether you have any alternative sales channels.

29.   Please revise to clarify when your use of the ADP brand or trademarks will cease, as disclosed on page 32 in the risk factors section, and discuss any marketing initiatives of your new brands or trademarks.

Technology and Operations, page 87

30.   You reference on page 87 your solutions are hosted on certified data centers and "cloud technologies provide promise for a highly optimized suite of solutions." Please revise to clarify whether your software solutions are cloud-based, or whether they are primarily located on clients' hardware.

Automotive Retail Regulation, page 89

31.   Please advise us whether a discussion of the state dealer franchise laws that separate the relationships between OEMs and automotive retailers is necessary, including recent legal challenges or changes to such laws.

Management, page 91

32.   Please revise to identify your initial board of directors following the distribution.

Executive Compensation, page 94

33.   Please revise this section to clarify the effect of the Employee Matters Agreement with the ADP compensation plans, such as the 2008 Omnibus Award Plan, Deferred Compensation Plan, Supplemental Officers Retirement Plan, and Change in Control Severance Plan for Corporate Officers.

Condensed Combined Statements of Comprehensive Income, pages F-2 and F-12

34.   As previously noted, the majority of your software arrangements provide licenses, hardware, installation, and support and maintenance as well as hardware rentals. Please tell us what consideration was given to separately displaying revenue from products and revenue from services as well as rental income in the income statement. We refer you to Rule 5-03(b) of Regulation S-X.

Condensed Combined Balance Sheets, pages F-3 and F-14

35.   Please tell us what consideration you gave to separately presenting items classified within your "accrued expenses and other liabilities" caption for any item in excess of 5 percent of total current liabilities. We refer you to Rules 5-02(19) and (20) of Regulation S-X.

Condensed Combined Statements of Cash Flows, pages F-4 and F-15

36.   Please describe the nature of the line items "Other" and "Net return of investments from parent and affiliates" presented as a financing activity. Consider clarifying the nature of these items within your financial condition, liquidity and capital resource disclosures on page 65.

Employee Benefit Plans, pages F-10 and F-29

37.   We note your disclosure that you have a supplemental defined benefit pension plan for certain key officers. Please tell us your consideration for providing all of the disclosures required by ASC 715-20-50-1 for this plan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Amanda Kim, Staff Accountant, at (202) 551-3241, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 for accounting and financial statement matters. You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        David Huntington, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP